

April 2, 2010

Mr. Ron Petrucci
Chief Executive Officer
Dynamic Hydrocarbons Ltd.
c/o Paracorp Incorporated
318 N. Carson St., #208
Carson City, NV 89701

   Re: Dynamic Hydrocarbons Ltd.
     Registration Statement on Form S-1
     File No. 333-165183
     Filed March 4, 2010

Dear Mr. Petrucci:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Prospectus Cover Page

2. Prominently disclose the offering price per share at the top of the page.

3.   Wherever you discuss the offering period, state clearly the limits of any possible extensions. For example, on the cover page, you refer to a ninety-day period. However, at page 6, you indicate that your board of directors has the discretion to extend the offering for an additional 90 days.

4.   Revise your prospectus to make clear throughout that you have no assurance of obtaining any material proceeds from this offering. In that regard, disclose also how funds will be allocated and your business plan altered in the event that you receive less than the maximum. For example, rather than assuming only maximum proceeds on the cover page and elsewhere, discuss also other lesser thresholds, such as 25% of the maximum.

Prospectus Summary, page 5

5.   Where you refer to being "successful" in completing the offering, revise to clarify what constitutes success in that context.

Risk Factors, page 7

6.   Revise the introductory paragraph to make clear that you describe in this section all known, material risks, and eliminate any text -- such as "general description of significant risk factors" -- which may suggest otherwise.

7.   Ensure that your prospectus does not present an unbalanced picture of your business or prospects. As an example, you appear to have no ongoing business operations and negative working capital, and you only have a presumably part-time sole director/officer with no experience in the oil and gas industry. Many of your risk factors do not appear germane to your current operations or status, or they fail to precisely describe or adequately highlight those risks that you face now or in the foreseeable future. Please revise your prospectus generally to provide proper balance, and revise this section in particular to hone in on the risks your business and your potential investors face.

8.   For example, the references to "estimates of hydrocarbon potential" and categories of resources and reserves at page 9 appear inapplicable at this point and, absent a compelling explanation to us, should be removed from the prospectus. Similarly, you should include a new risk factor which highlights under an appropriate caption the going concern limitation your independent auditors include in the report which you provide at page F-2.

9.   We note that a number of your risk factors are duplicative of other risk factors in your filing. Please revise your discussion so that it is concise and organized logically.

10. Further, we also note that a number of your risk factor subheadings are overly general and include a number of risks. Please revise to ensure that each risk is

addressed with a separate subheading and that the subheadings address specific risks.

11.   Similarly, the caption "If We Lose the Services of Any of Our Management Team" requires revision to highlight the actual risk and the ensuing text should not refer to a "team" when you have no employees. Unless you have executed consulting contracts or have other agreements with the referenced individuals, it appears premature to refer to them anywhere in your document.

Use of Proceeds, page 14

12.   As suggested above in comment 3, expand this section to provide enhanced disclosure, preferably with accompanying tabular entries, to show how you would allocate proceeds at lesser thresholds. We note the tabular disclosure you provide at page 15, for example.

13.   We note your disclosure that the remaining funds from the offering will be used for, "…the payment of $1,500 per month salary to [y]our sole officer and director…," but in your executive compensation disclosure you state that "[y]our executive officer anticipates that he will not receive, accrue, earn, be paid or awarded any compensation during [y]our first year of operations." See also, Note 2 to your financial statements on page F-8. Please revise to clarify throughout the filing whether the proceeds of the offering will be used as compensation to your executive officer.

14.   Explain further your suggestion that if you could "survive {only} several months … it will be critical that we begin to realize revenues as quickly as possible." It is unclear how you would be in a position to generate any revenues in the next 12 months under any of the circumstances you describe throughout your document. Similarly, in the interest of balance, revise as appropriate your references at page 19 to your acquisition of a "portfolio of crude oil and natural gas prospects" and to a focus on "higher quality reservoirs."

Additional Assessments, page 24

15.   Delete the phrase "which are currently known to us" or explain why you believe you may include this limitation.

16.   Obtain and file a new or revised opinion of counsel which states explicitly that the shares will when sold be legally issued, fully paid and non-assessable. In that regard, we refer you to Item 601(b)(5) of Regulation S-K. The current opinion suggests that the shares "have been … non-assessable."

Rule 144, page 27

17.   We note your statement that you are not a shell company. Please provide us with a

detailed explanation of the basis for your belief that you are not a shell company given your current assets and operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources, page 29

18. We note you intend to use the proceeds from the offering to complete the geological evaluation of the PNG Lease and to meet the requests from your general operations. Please expand your disclosure to include details of the cash requirements to implement your business plan in the next twelve months. We refer you to the disclosure requirements of Item 303(a)(1) of Regulation S-K.

Directors, Executive Officers, page 30

19. Revise to clarify what percentage of his professional time Mr. Petrucci devotes exclusively to Dynamic Hydrocarbons. Also provide the months and years for the start and end dates for each position he has held in the past five years. If you retain the reference to Tower's profitability in its first year, supplementally provide us with the basis for this assertion, as well as a description of its financial results in subsequent periods. If you retain the assertion regarding his (by himself) stabilizing declining revenues and producing 10% growth at Kyocera Mita, disclose the number of employees, and provide appropriate context and support for the assertion.

Identification of Certain Significant Employees, page 30

20. If you enter into written agreements with these individuals and retain a description of their business experience, provide their ages and the dates that the "significant discoveries" were made by Mr. Schwartzenberger.

Note 5 - Federal income tax, page F-10

21. You have described your federal income taxes as refundable; however, the losses that you have incurred since your inception represent net operating losses that can be carried forward to future periods, not amounts that are refundable. Therefore, please revise your disclosure to eliminate any reference that your net operating losses are refundable. In addition, it does not appear that the expenses you incurred during the current period are non-deductible (or represent permanent differences). If you agree, please revise your disclosure to reflect the amount as a change in the valuation allowance as opposed to non-deductible differences.

Other Expenses, page 34

22. Disclose in the Use of Proceeds section to whom the "Costs of drafting Prospectus" are due and for what services in particular they were incurred.

<u>Exhibit 10.1</u>

23. We note that the Farmout Agreement as filed is unsigned. Please file as an exhibit an executed version of the agreement.

<u>Closing Comments</u>

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Suying Li at (202) 551-3335, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Peter Gennuso
        (212) 980-5192